UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

147154108

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2017

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147154108	Schedule 13D/A	Page 2 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 3 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 4 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D/A	Page 5 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 147154108	Schedule 13D/A	Page 6 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 147154108	Schedule 13D/A	Page 7 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,473,443 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,473,443 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,473,443 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.04% beneficial ownership of the voting stock based on 76,262,497 shares of Common Stock outstanding as of November 2, 2016
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 147154108	Schedule 13D/A	Page 8 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 1100 N.W. Wall Street, Bend, Oregon 97701.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	As of the date of this Amendment, (i) GEI V is the record owner of 8,822,279 shares of Common Stock, (ii) GEI Side V is the record owner of 2,646,471 shares of Common Stock, and (iii) LGP is the record owner of 4,693 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The purpose of this Amendment is to correct the disclosure in Amendment No. 1 to Schedule 13D, filed on December 8, 2016 (“Amendment No. 1”), with respect to the Reporting Persons’ record ownership of 4,693 shares of Common Stock. Amendment No. 1 provided that GEI V was the record owner of 8,826,972 shares of Common Stock, which number included 4,693 shares of Common Stock (such 4,693 shares, the “Director Shares”). LGP acquired the Director Shares on May 9, 2012 and held them in respect of Michael J. Connolly’s service on the Issuer Board. Connolly at such time was a Partner of LGP. Each of the Reporting Persons disclaims beneficial ownership of the Director Shares.

Except as disclosed in this Item 4, neither GEI V, GEI Side V, LGP, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Investors’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors, subject to the passivity commitments described in Item 6 below and applicable regulations governing non-control investments in banks and bank holding companies.

CUSIP No. 147154108	Schedule 13D/A	Page 9 of 11 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	11,473,443	11,473,443	15.04%
GEI Side V	0	11,473,443	11,473,443	15.04%
LGP	0	11,473,443	11,473,443	15.04%
Other Reporting Persons	0	11,473,443	11,473,443	15.04%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

Amendment No. 1 provided that GEI V was the record owner of the Director Shares. LGP acquired the Director Shares on May 9, 2012 and held them in respect of Michael J. Connolly’s service on the Issuer Board. Connolly at such time was a Partner of LGP. Each of the Reporting Persons disclaims beneficial ownership of the Director Shares.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 147154108	Schedule 13D/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of February 24, 2017

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital V, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Green V Holdings, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 147154108	Schedule 13D/A	Page 11 of 11 Pages

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Vice President, General Counsel and Secretary